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                                                                    EXHIBIT 4.13

           AMENDMENT TO THE PUTNAM TRUST INCENTIVE STOCK OPTION PLAN
                           ADOPTED AS OF MAY 17, 1995

     Section 7 of the Putnam Trust Incentive Stock Option Plan is amended by inserting the following as an additional third paragraph in such Section 7:

     The Committee or the Board, in their sole discretion, at the time of grant of an option or otherwise, may, in an option agreement or otherwise, provide that, with an optionee's consent, upon the occurrence of certain events, including a Change in Control (as defined below) of the Bank, any outstanding options not theretofore exercisable shall immediately become exercisable in their entirety at any time after such Change in Control. For purposes of this Plan, a Change in Control shall be deemed to have occurred if and when (a) any person (as such term is defined in sections 3(a)(9), 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) is or becomes a beneficial owner, directly or indirectly, of securities of the Bank representing twenty-five percent (25%) or more of the combined voting power of the Bank's then outstanding securities (a Control Person) or (b) during any period of twenty-four (24) consecutive months, commencing before or after the date of this Plan, individuals who at the beginning of such twenty-four (24) month period were directors of the Bank cease for any reason to constitute at least a majority of the Board of Directors of the Bank.